Exhibit 99.1

Pixie Dust Technologies Announces FY2024 Business Outlook

New York, New York and Tokyo, Japan, May 28, 2024 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave control technology, announced its expected business outlook for the fiscal year ended April 30, 2024.

Business Outlook for FY2024

■	Based on current expectations, unaudited and unreviewed total revenue is expected to be in the range of 1.00 – 1.02 billion yen, which is an increase of 41.9% to 44.7% from approximately 0.70 billion yen for the fiscal year ended April 30, 2023.

Forward-Looking Statements

Certain statements contained in this press release are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company's current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “aim,” “objective,” “goal,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Any such forward-looking statements are subject to various risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control, including but not limited to the strength of the economy, changes to the market for securities, the effects of inflation and its associated impact on prevailing interest rates, political or financial instability, and other factors which are set forth in the Company's prospectus that forms a part of the Registration Statement on Form F-1 (File No. 333-272476), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof (including, without limitation, the Company’s most recent annual report filed under cover of Form 20-F). The forward-looking statements included in this press release represent the Company’s views as of the date of this press release. The Company anticipates that subsequent events and developments will cause its views to change. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com